Exhibit 4.12

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description of securities of Opus Genetics, Inc. (the “Company,” “we,” “our,” or “us”) provides a summary of the rights of our capital stock as well as certain provisions of our Restated Certificate of Incorporation, as amended (our “Certificate of Incorporation”), and our Amended and Restated Bylaws (our “Bylaws”), each as currently in effect. This summary does not purport to be complete and is qualified in its entirety by reference to the applicable provisions of the Delaware General Corporation Law, as amended (the “DGCL”), and the provisions of our Certificate of Incorporation and our Bylaws, copies of which are filed as exhibits to this Annual Report on Form 10-K and are incorporated by reference herein. We encourage you to read our Certificate of Incorporation, our Bylaws, and the applicable provisions of the DGCL for additional information.

Description of Capital Stock

Authorized Capital Stock

We are authorized to issue 135,000,000 shares of capital stock, of which 125,000,000 shares are shares of common stock, par value $0.0001 per share (“Common Stock”), and 10,000,000 shares are shares of preferred stock, par value $0.0001 per share (“Preferred Stock”).

Rights of Common Stock

Voting Rights. Generally, holders of Common Stock are entitled to cast one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors. Accordingly, the holders of a majority of the outstanding shares of Common Stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose, other than any directors that holders of any Preferred Stock we may issue may be entitled to elect. Except as may be provided in the Certificate of Incorporation or by our board of directors (the “Board”), holders of Common Stock have the exclusive right to vote for the election of directors and for all other purposes.

Dividends. Holders of our Common Stock have equitable rights to receive dividends, as may be lawfully declared from time to time by our Board, subject to any preferential rights of holders of any outstanding shares of Preferred Stock, as described below.

Liquidation. In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, after payment of our debts and other liabilities and making provision for the holders of outstanding shares of Preferred Stock, if any, holders of our Common Stock have the right to share ratably in the remainder of our assets.

Other Rights and Preferences. Holders of our Common Stock do not have any preemptive, cumulative voting, subscription, conversion, redemption, or sinking fund rights. The Common Stock is not subject to future calls or assessments by us.

Rights of Series A Preferred Stock

Generally. Our Board has the authority, without further action by our stockholders, to issue shares of Preferred Stock in one or more series and to fix the designations, powers, preferences, rights of the shares of each such series and to fix the qualifications, limitations, and restrictions of each series, including, but not limited to, dividend rights, terms of redemption, conversion rights, voting rights, and sinking fund terms, any or all of which may be greater than the rights of Common Stock, and the number of shares constituting such series. The issuance of our Preferred Stock could adversely affect the voting power of holders of our Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of Preferred Stock could have the effect of decreasing the market price of our Common Stock or delaying, deferring or preventing a change of control or other corporate action. The Company previously filed a Certificate of Designation of Preferences, Rights and Limitations of the Series A Non-Voting Convertible Preferred Stock (the “Certificate of Designation”), designating 14,146 shares of authorized Preferred Stock as Series A Non-Voting Convertible Preferred Stock (“Series A Preferred Stock”).

Voting Rights. Holders of Series A Preferred Stock generally do not have voting rights, except with respect to certain protective matters such as amendments to our Certificate of Incorporation or the Certificate of Designation that alter or change adversely the powers, preferences or rights given to the Series A Preferred Stock.

Dividends. Holders of Series A Preferred Stock are entitled to receive dividends on shares of Series A Preferred Stock (on an as-if-converted-to-common-stock basis) equal to and in the same form, and in the same manner, as dividends (other than dividends on shares of our Common Stock payable in the form of Common Stock) actually paid on shares of our Common Stock when, as and if such dividends (other than dividends payable in the form of Common Stock) are paid on shares of our Common Stock. Additionally, commencing on October 15, 2025, holders of Series A Preferred Stock will be entitled to receive, as and if declared by the Board, cumulative quarterly cash dividends equal to $15.26 per share of Series A Preferred Stock on October 15, 2025 and $26.00 per share of Series A Preferred Stock for quarterly dividends thereafter. The Company cannot pay any dividends (other than dividends payable in the form of Common Stock) on shares of Common Stock unless the full dividends payable to holders of Series A Preferred Stock are paid at the same time.

Liquidation. The Series A Preferred Stock ranks on parity with our Common Stock with respect to the payment of dividends and distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntarily or involuntarily.

Conversion. Upon approval by the Company’s stockholders, each share of Series A Preferred Stock will be automatically converted into 1,000 shares of Common Stock, effective as of 5:00 p.m. Eastern Time on the third business day following such approval. No fractional shares of Common Stock will be issued upon conversion of the Series A Preferred Stock; rather, in lieu of any fractional shares to which a holder of Series A Preferred Stock would otherwise be entitled, the Company will pay such holder cash equal to such fraction multiplied by the closing price of a share of Common Stock on the Nasdaq Stock Market on such date. In the event that the Company (i) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock, (ii) subdivides outstanding shares of Common Stock into a larger number of shares, or (iii) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares, then the conversion ratio described above will be adjusted by the multiple of a fraction in which the numerator is the number of shares of Common Stock outstanding immediately after such event and the denominator is the number of shares of Common Stock outstanding immediately prior to such event.

Other Rights and Preferences. The shares of Series A Preferred Stock are not redeemable. A holder of Series A Preferred Stock may transfer his, her or its shares of Series A Preferred Stock in whole, or in part, together with all accompanying rights, without the consent of the Company so long as such transfer is in compliance with applicable securities laws and with the terms of any lock-up agreement that such shares of Series A Preferred Stock are subject to. In the event that the Company engages in a certain type of business combination, holders of Series A Preferred Stock are entitled to receive the same kind and amount of securities, cash, or property as they would have received if they had converted their shares into Common Stock immediately before the transaction.

Fully Paid and Nonassessable

All of our outstanding shares of Common Stock and Preferred Stock are fully paid and nonassessable.

Anti-Takeover Provisions

Bylaws and Certificate of Incorporation

Various provisions in our Certificate of Incorporation and Bylaws could make it more difficult to complete an acquisition of us by means of a tender offer, a proxy contest or otherwise or change the composition of the Board. For example:

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Directors may be removed with or without cause only by a stockholder vote of at least a majority of the voting power of the then-outstanding voting stock. Vacancies on the Board may be filled by a majority of directors then in office, even if less than a quorum, unless the Board determines otherwise. The authorized number of directors may only be changed by a resolution of the Board.

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A special meeting of stockholders may be called only by a resolution adopted by a majority of our Board, by the Company’s Chief Executive Officer, by the Chair of the Board (acting in his or her discretion), or by the Chair of the Board acting within 10 days of receipt of a written request on behalf of at least 20% or more of the stockholders of all of the then-outstanding voting stock.

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There is an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. The notice must follow the form and content specified in the Bylaws and include, without limitation, the following information:

i.
as to director nominations, all information relating to each director nominee that is required by the rules of the Securities and Exchange Commission to be disclosed in solicitations of proxies, or is otherwise required by Regulation 14A of the Securities Exchange Act of 1934, as amended;

ii.
as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business to be proposed, the reasons for conducting such business at the meeting and, if any, the stockholder’s material interest in the proposed business; and

iii.	the name and address of the stockholder who intends to make the nomination and the class and number of our shares beneficially owned of record.

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The ability to authorize undesignated Preferred Stock makes it possible for our Board to issue Preferred Stock with voting or other rights or preferences that could have the effect of delaying, deferring, preventing or otherwise impeding any attempt to change control of us.

Restrictions on Business Combinations with Interested Stockholders

Delaware Anti-Takeover Statute. We are subject to Section 203 of the DGCL, which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a publicly traded Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board, such as discouraging takeover attempts that might result in a premium over the market price of our Common Stock.

Certificate of Incorporation. Our Certificate of Incorporation also includes restrictions on certain “business combinations” with “interested stockholders”—even after persons have been interested stockholders for a three-year period—that require approval by the holders of at least a majority of the voting power of our then outstanding shares of voting stock not beneficially owned by any interested stockholder or an affiliate or associate thereof. The foregoing restriction does not apply, however, if the transaction is either approved by a majority of our “continuing directors” or certain minimum price and procedural and other requirements are met. Generally, a “business combination” includes a merger, consolidation, liquidation, recapitalization or other similar transaction or a sale, lease, transfer or other disposition of assets or securities having an aggregate fair market value of $15 million or more. An “interested stockholder” generally means a beneficial owner of 20% or more of our voting stock, certain assignees of such beneficial owners and certain of our affiliates that within the preceding two years were the beneficial owner of 20% or more of our voting stock. A “continuing director” is defined as any member of our Board who is not an affiliate or associate or representative of the interested stockholder and was a member of the Board prior to the time the interested stockholder became such, and any successor of a continuing director who is unaffiliated with the interested stockholder and is recommended or elected by at least two-thirds of the continuing directors then on the Board.

Warrants

As of March 27, 2025, 7,204,299 warrants to purchase shares of our capital stock were outstanding.

Series A Warrants

On June 17, 2020, the Company, Rexahn Pharmaceuticals, Inc. (“Rexahn”) and certain investors (each, an “Investor”) entered into a Securities Purchase Agreement (as amended and restated, the “Securities Purchase Agreement”). Pursuant to the Securities Purchase Agreement, the Company issued Series A Warrants representing the right to acquire shares of Common Stock. The Series A Warrants are exercisable for 5,665,838 shares of Common Stock in the aggregate (without giving effect to any limitation on exercise contained therein). The Series A Warrants were issued on November 19, 2020 at an initial exercise price of $4.4795 per share, were immediately exercisable upon issuance and have a term of five years from the date of issuance. At the end of the term the Series A Warrants will expire. As of March 27, 2025, all 5,665,838 Series A Warrants were outstanding.

RDO Warrants

On June 4, 2021, we entered into a placement agency agreement with Alliance Global Partners (“AGP”), pursuant to which AGP sold warrants to purchase 1,538,46 shares of Common Stock (the “RDO Warrants”).  The RDO Warrants were issued on June 8, 2021 at an initial exercise price of $6.09 per share, were immediately exercisable upon issuance and have a term of five years from the date of issuance. At the end of the term, the RDO Warrants will expire. Subject to limited exceptions, a holder of a RDO Warrant will not have the right to exercise any portion of its RDO Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of a holder prior to the date of issuance, 9.99%) of the number of shares of Common Stock outstanding immediately after giving effect to such exercise; provided, however, that upon prior notice to us, the holder may increase or decrease the beneficial ownership limitation so long as the beneficial ownership limitation does not exceed 9.99%. As of March 27, 2025, all 1,538,461 RDO Warrants were outstanding.

Listing

Our Common Stock is listed on the Nasdaq Stock Market under the symbol “IRD”.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Equiniti Trust Company, LLC.